FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-34884

Global Education & Technology Group Limited

9F Tower D, Beijing New Logo

A18 Zhongguancun South Street, Haidian District

Beijing 100081

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

Global Education & Technology Group Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated November 30, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Education & Technology Group Limited

By:	/s/ Yongqi Zhang
Name:	Yongqi Zhang
Title:	Chief Executive Officer

Date: November 30, 2011

Exhibit 99.1

Global Education Announces Third Quarter 2011 Financial Results

3Q11 Net Revenues Increased 26.3% Year-Over-Year to RMB161.4 million

3Q11 Net Income Increased 25.4% Year-Over-Year to RMB43.0 million

BEIJING, November 30, 2011 – Global Education & Technology Group Ltd. (NASDAQ: GEDU) (“Global Education” or the “Company”), the largest test preparation provider for the International English Language Testing System (“IELTS”) and a leading provider of educational courses and related services in China, today announced unaudited financial results for the third quarter of 2011.

Third quarter 2011 Financial Highlights

•	Total net revenues increased 26.3% year-over-year to RMB161.4 million ($25.3 million1) from RMB127.8 million in the third quarter of 2010.

•

Net income, including share-based compensation and fair value change in contingent consideration payable attributable to Global Education, increased 25.4% to RMB43.0 million ($6.7 million), from RMB34.3 million in the third quarter of 2010.

•

Non-GAAP net income, excluding share-based compensation and fair value change in contingent consideration payable attributable to Global Education, increased 21.2% year-over-year to RMB43.4 million ($6.8 million) from RMB35.8 million in the third quarter of 2010.

•	Global Education added total gross course enrollments of 268,619 students in the third quarter of 2011, compared to 217,995 in the third quarter of 2010.

•	Total number of learning centers increased to 442, covering 146 cities as of September 30, 2011, up from 414 learning centers as of June 30, 2011.

•

Total number of directly-owned-and-operated learning centers increased to 115 as of September 30, 2011, including 74 learning centers specializing in IELTS and other language test preparation and 41 learning centers designated for kids related educational services, which includes Kids English, Kids Science and after-school tutoring.

Nine months ended September 30, 2011 Financial Highlights

•	Total net revenues increased 25.5% year-over-year to RMB327.0 million ($51.3 million1) from RMB260.6 million in the nine months ended September 30, 2010.

•

Net income, including share-based compensation and fair value change in contingent consideration payable attributable to Global Education, increased 33.7% to RMB65.9 million ($10.3 million), from RMB49.3 million in the nine months ended September 30, 2010.

•

Non-GAAP net income, excluding share-based compensation and fair value change in contingent consideration payable attributable to Global Education, increased 6.2% year-over-year to RMB60.4 million ($9.5 million) from RMB56.9 million in the nine months ended September 30, 2010.

•	Global Education added total course enrollments of 729,063 students in the nine months ended September 30, 2011, compared to 637,540 in the nine months ended September 30, 2010.

1.	This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended and nine months ended September 30, 2011 were made at a rate of RMB 6.3780 to USD1.00, the U.S. dollar exchange rate against the Renminbi on September 30, 2011 as set forth in the H.10 weekly statistical release of Federal Reserve Board. Global Education makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all

Mr. David Yongqi Zhang, founder and chief executive officer of Global Education, commented, “We are pleased to report strong revenue and net income growth during the third quarter of 2011, driven by our IELTS test preparation and summer camp businesses. Our enclosed campus also delivered strong performance in the past quarter. We believe the success of this school model, along with our higher-priced personalized course offering, provides valuable experience for enhancing school revenues in first-tier cities. During the traditional peak season which falls with the third quarter, total course enrollments increased 23.2% year-over-year. We attribute such growth to our extensive school network, recognized brand, high-quality teacher resources, continuous innovation, as well as our increased investment in advertising and marketing.”

Mr. Zhang continued, “In the third quarter, we exceeded our full-year expansion plan for Kids Science and after-school tutoring programs by adding another five learning centers, reaching a total number of 41 learning centers. We are excited about the encouraging growth trend shown in the past nine months and plan to keep investing in this business line for sustainable long-term growth.”

Ms. Rita Liu, Chief Financial Officer of Global Education, stated, “We are very excited about business developments and opportunities already mentioned by David. Increased spending on SG&A as part of the required investment for expansion of our school network has put the company’s operating margin under some pressure. Through such expansion the company is building valuable assets and economies of scale that we believe can be leveraged in the future for enhanced profitability.”

Third quarter 2011 Financial Performance

Third quarter 2011 net revenues increased by 26.3% year-over-year to RMB161.4 million ($25.3 million) from RMB127.8 million in the same period of 2010. The increase was primarily due to the following:

•

Net revenues from educational programs and services increased by 25.7% to RMB151.8 million ($23.8 million) in the third quarter of 2011 compared to RMB120.9 million in the third quarter of 2010, due to an increase in course enrollments.

•

Net revenues from franchise fees, study abroad consulting services and sales of books and course materials increased by 37.7% to RMB9.5 million ($1.5 million) in the third quarter of 2011, compared to RMB6.9 million in the third quarter of 2010, mainly due to increases in revenues from book sales and franchise fees.

Cost of revenues, which primarily consisted of salaries and benefits, rent payments, and books and course material printing costs, increased 33.5% to RMB74.5 million ($11.7 million) in the third quarter of 2011 compared to RMB55.8 million in the same period of 2010. This increase was due to additional expenses associated with a larger teaching faculty, increased costs associated with the offering of summer camp programs and increased rental costs related to the expansion of the Company’s network of directly operated learning centers. Salaries and benefits of teaching staff increased to RMB34.2 million in the third quarter of 2011, compared to RMB27.8 million in the same period of 2010. Costs of summer and winter camp programs increased to RMB17.7 million in the third quarter of 2011, compared to RMB10.6 million in the same period of 2010. As a result, cost of revenues represented 46.2% of net revenues in the third quarter of 2011, up from 43.7% of net revenues in the same period of 2010.

Selling and marketing expenses increased 51.4% to RMB38.6 million ($6.1 million) in the third quarter of 2011 compared to RMB25.5 million in the same period of 2010. This was due to increased salaries and benefits of sales and marketing personnel, and increased level of marketing and promotional activities during our historically peak season in the third quarter. Salaries and benefits of sales and marketing staff increased to RMB14.0 million in the third quarter of 2011, compared to RMB9.2 million in the same period of 2010. Expenses for advertising activities increased to RMB12.6 million in the third quarter of 2011, compared to RMB8.3 million in the same period of 2010. As a result, selling and marketing expenses represented 23.9% of net revenues in the third quarter of 2011, up from 20.0% of net revenues in the same period of 2010.

General and administrative expenses increased 68.0% to RMB16.3 million ($2.6 million) in the third quarter of 2011 compared to RMB9.7 million in the same period of 2010 due to increased salaries and benefits of general and administrative personnel, and increased professional fees. General and administrative expenses represented 10.1% of net revenues in the third quarter of 2011, compared to 7.6% in the same period of 2010.

Operating income decreased 13.1% to RMB31.9 million ($5.0 million) in the third quarter of 2011, from RMB36.7 million in the same period of 2010, due to a combined increase in cost of revenues, sales and marketing expenses, and general and administrative expenses, which grew at a faster rate than net revenues.

Operating margin for the third quarter of 2011 was 19.8%, compared to 28.7% in the same period of 2010.

Fair value change in contingent consideration payable resulted in a gain of RMB1.2 million ($0.2 million) as this non-cash gain relates to mark-to-market adjustment of our contingent consideration payable for performance-linked equity of the Shenyang and Kaiyu schools acquisitions. This fair value change is calculated by multiplying the change of our share price between June 30, 2011 and September 30, 2011 by the number of contingent performance-based shares outstanding.

Income tax expenses decreased by 53.1% to RMB2.3 million ($0.4 million) in the third quarter of 2011, from RMB4.9 million in the same period of 2010. The effective tax rate was 5.1% in the third quarter of 2011, compared to 12.5% in the same period of 2010. The higher effective tax rate in 2010 was due to the withholding tax of RMB3.5 million arising from the distribution of dividend to shareholders in the third quarter of 2010.

Net income attributed to Global Education & Technology Group Limited increased 25.4% to RMB43.0 million ($6.7 million) in the third quarter of 2011, compared to RMB34.3 million in the same period of 2010.

Basic and diluted earnings per ADS were RMB1.6 ($0.3) in the third quarter of 2011. The number of weighted average ADSs used to calculate basic and diluted earnings per ADS were 26.0 million and 26.0 million, respectively. Each ADS represents four ordinary shares. The Company had approximately 104.3 million ordinary shares outstanding as of September 30, 2011.

Non-GAAP net income, excluding share-based compensation expenses and fair value change in contingent consideration payable attributable to Global Education, was RMB43.4 million ($6.8 million) in the third quarter of 2011, representing a 21.2% decrease from the same period of 2010.

Basic and diluted non-GAAP net income per ADS, excluding share-based compensation expenses and fair value change in contingent consideration payable attributable to Global Education, for the third quarter of 2011 were both RMB1.7 ($0.3).

Net cash provided by operating activities in the three months ended September 30, 2011 was approximately RMB25.4 million ($ 4 million) compared to RMB28.5 million in the three months ended September 30, 2010.

Nine months ended September 30, 2011 Financial Performance

Nine months ended September 30, 2011 net revenues increased by 25.5% year-over-year to RMB327.0 million ($51.3 million) from RMB260.6 million in the same period of 2010. The increase was primarily due to the following:

•

Net revenues from educational programs and services increased by 24.7% to RMB305.6 million ($47.9 million) in the nine months ended September 30, 2011 compared to RMB245.1 million in the nine months ended September 30, 2010, due to an increase in test preparation and online education course enrollments.

•

Net revenues from franchise fees, study abroad consulting services and sales of books and course materials increased by 38.1% to RMB21.4 million ($3.4 million) in the nine months ended September 30, 2011, compared to RMB15.5 million in the nine months ended September 30, 2010, driven primarily by increased commissions earned from to our study abroad consulting services and increased franchise fees.

Cost of revenues, which primarily consisted of salaries and benefits, rent payments, and books and course material printing costs, increased 35.9% to RMB156.7 million ($24.6 million) in the nine months ended September 30, 2011 compared to RMB115.3 million in the same period of 2010. This increase was due to additional expenses associated with a larger teaching faculty, increased costs associated with the offering of summer and winter camp programs, and increased rental costs related to the expansion of the Company’s network of directly operated learning centers. Salaries and benefits of teaching staff increased to RMB80.9 million in the nine months ended September 30, 2011, compared to RMB62.8 million in the same period of 2010. Costs of summer and winter camp programs increased to RMB22.6 million in the nine months ended September 30, 2011, compared to RMB12.2 million in the same period of 2010. As a result, cost of revenues represented 47.9% of net revenues in the nine months ended September 30, 2011, up from 44.2% of net revenues in the same period of 2010.

Selling and marketing expenses increased 48.7% to RMB96.2 million ($15.1 million) in the nine months ended September 30, 2011 compared to RMB64.7 million in the same period in 2010, reflecting an increase in salaries and benefits of sales and marketing personnel, expenses related to marketing and promotional activities, and commissions to sales agents. Salaries and benefits of sales and marketing staff increased to RMB36.5 million in the nine months ended September 30, 2011, compared to RMB21.6 million in the same period of 2010. Expenses spent in advertising activities increased to RMB34.3 million in the nine months ended September 30, 2011, compared to RMB25.4 million in the same period of 2010. As a result, selling and marketing expenses represented 29.4% of net revenues in the nine months ended September 30, 2011, up from 24.8% of net revenues in the same period of 2010.

General and administrative expenses increased 56.3% to RMB39.7 million ($6.2 million) in the nine months ended September 30, 2011 compared to RMB25.4 million in the same period of 2010 mainly due to increased salaries and benefits of general and administrative personnel, higher share-based compensation expenses of RMB4.3 million ($0.7 million) in the nine months ended September 30, 2011 versus RMB2.0 million in 2010, and increased professional fees. General and administrative expenses represented 12.1% of net revenues in the nine months ended September 30, 2011, compared to 9.7% in the same period of 2010.

Operating income decreased 37.5% to RMB34.5 million ($5.4 million) in the nine months ended September 30, 2011 from RMB55.2 million in the same period of 2010.

Operating margin for the nine months ended September 30, 2011 was 10.6%, compared to 21.2% in the same period of last year.

Fair value change in contingent consideration payable resulted in a gain of RMB11.0 million ($1.7 million) as this non-cash gain relates to mark-to-market adjustment of our contingent consideration payable for performance-linked equity of the Shenyang and Kaiyu schools acquisitions. This fair value change is calculated by multiplying the change of our share price between December 31, 2010 and September 30, 2011 by the number of contingent performance-based shares outstanding.

Income tax expenses decreased 52.7% to RMB3.5 million ($0.5 million) in the nine months ended September 30, 2011, compared to RMB7.4 million in the same period of 2010. The effective tax rate was 5.1% in the nine months ended September 30, 2011, compared to an effective tax rate of 13.0% in the same period of 2010. The higher effective tax rate in 2010 was due to the withholding tax of RMB3.5 million arising from the distribution of dividend to shareholders in the third quarter of 2010.

Net income attributed to Global Education & Technology Group Limited increased 33.7% to RMB65.9 million ($10.3 million) in the nine months ended September 30, 2011, compared to RMB49.3 million in the same period of 2010.

Basic and diluted earnings per ADS were RMB2.6 ($0.4) and RMB2.5 ($0.4) for the nine months ended September 30, 2011. The number of weighted average ADSs used to calculate basic and diluted earnings per ADS were 25.9 million and 26.0 million, respectively. Each ADS represents four ordinary shares.

Non-GAAP net income, excluding share-based compensation expenses and fair value change in contingent consideration payable attributable to Global Education, was RMB60.4 million ($9.5 million) in the nine months ended September 30, 2011, representing a 6.2% increase from RMB56.9 million in the same period of 2010.

Basic and diluted non-GAAP net income per ADS, excluding share-based compensation expenses and fair value change in contingent consideration payable attributable to Global Education, for the nine months ended September 30, 2011 were both RMB2.3 ($0.4).

As of September 30, 2011, the Company had cash and cash equivalents of RMB873.0 million ($136.9 million), compared to RMB339.8 million as of September 30, 2010.

Net cash provided by operating activities in the nine months ended September 30, 2011 was approximately RMB 88.4 million ($13.9 million) compared to RMB85.8 million in the nine months ended September 30, 2010.

Deferred revenues increased to RMB121.5 million ($19.0 million) as of September 30, 2011, from RMB91.8 million as of September 30, 2010.

As of September 30, 2011, Global Education had repurchased a total of 119,821 ADSs, at an aggregate cost of US$0.6 million, under the share repurchase program approved by the Company’s board of directors in May 2011.

Conference Call

The Company will hold a conference call at 8:00 pm ET on Tuesday, November 29, 2011, to discuss its unaudited third quarter 2011 financial results. Listeners may access the call by dialing:

US Toll Free: +1-800-860-2442

International: +1-412-858-4600

Access code: Global Education & Technology

A replay of the call will be available through December 7, 2011. Listeners may access the replay by dialing:

US Toll Free: +1-877-344-7529

International: +1-412-317-0088

Access code: 10007061

A webcast will also be available through the Company's website at http://ir.globaleducation.cn until December 7, 2011.

About Global Education

Global Education & Technology Group Ltd. (Nasdaq: GEDU) is the largest test preparation provider for IELTS and a leading provider of educational courses and related services in China. Under its "Global" brand, the Company also offers diversified services that span a student's educational life cycle, including after-school courses, overseas study consulting, and professional certification test preparation. As of September 30, 2011, the Company's network comprised 115 directly operated and 327 franchised learning centers across China, as well as an online course delivery platform with more than one million registered members. For more information, please visit www.gedu.org.

Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s future plans and the growth prospects of the Company’s business and industry, including without limitation the Company’s Kids Science, after-school tutoring and TOEFL test preparation businesses. The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to anticipate and meet market demand, the growth of China’s economy and education market, uncertainties with respect to the China’s legal and regulatory environments, and other factors, including those stated in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s prospectus dated October 7, 2010 which was filed with the SEC and is available on the SEC’s website at www.sec.gov.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about Global Education and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Measures

To supplement Global Education’s unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (GAAP), the Company uses the following measures defined as non-GAAP financial measures: net income excluding share-based compensation expenses and fair value change in contingent consideration, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses and fair value change in contingent consideration payable.

Global Education believes that these non-GAAP financial measures are useful for its management and investors to assess and analyze the Company’s core operating results as share-based compensation expenses and fair value change in contingent consideration payable is not directly attributable to the underlying performance of the Company’s business operations and may not be indicative of its operating performance from a cash perspective. These non-GAAP financial measures also facilitate management’s internal comparisons to its historical performance and liquidity. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the share-based compensation charge and fair value change in contingent consideration payable that have been and will continue to be for the foreseeable future a significant recurring expense in Global Education’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The Company is only providing these non-GAAP performance measures in the press release, and will not incorporate into GAAP financial statements. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliation of Unaudited non-GAAP measures to the Most comparable GAAP measures” set forth at the end of this press release.

Contact Information

Global Education & Technology Group Ltd.

Ms. Wang Ke

Investor Relations Supervisor

Phone: +86 10 6212 5800 ext. 671

E-mail: ir@gedu.org

ICR Inc.

Mr. Rob Koepp

Phone: +86-10-6583-7516 or +1-646-328-2550

E-mail: robert.koepp@icrinc.com

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of September 30, 2011	As of June 30, 2011	As of September 30, 2011
	RMB	RMB	USD
Current assets:
Cash and cash equivalents	872,959	853,291	136,870
Restricted cash	771	771	121
Term deposits	—	—	—
Accounts receivable, net of allowance	4,480	4,574	702
Prepaid expenses and other current assets	27,448	28,623	4,304
Deferred tax assets, current	9,451	6,770	1,482
Amounts due from a related party	320	320	50

Total current assets	915,429	894,349	143,529
Property and equipment, net	85,125	85,064	13,347
Acquired intangible assets, net	5,756	6,168	902
Goodwill	36,136	36,136	5,666
Other non-current assets	4,233	5,696	664

Total Assets	1,046,679	1,027,413	164,108

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	16,295	18,990	2,555
Deferred revenue	121,539	140,752	19,056
Accrued expenses and other current liabilities	44,268	39,856	6,941
Deferred tax liabilities, current	875	395	137
Tax payable	5,490	3,273	861
Amount due to a related party	86	298	13

Total current liabilities	188,553	203,564	29,563
Contingent consideration payable	3,839	13,379	602
Deferred tax liabilities, non-current	2,455	2,900	385
Other non-current liabilities	3,938	3,868	617

Total Liabilities	198,785	223,711	31,167

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of September 30, 2011	As of June 30, 2011	As of September 30, 2011
	RMB	RMB	USD
Shareholders’ Equity
Ordinary shares	76	75	12
Additional paid-in capital	718,849	708,830	112,708
Treasury stock	(3,945)	(3,607)	(619)
Statutory reserves	31,131	27,369	4,881
Retained earnings	123,885	84,609	19,424
Accumulated other comprehensive loss	(22,102)	(13,574)	(3,465)

Total Shareholders’ Equity	847,894	803,702	132,941

Total Liabilities and Shareholders’ Equity	1,046,679	1,027,413	164,108

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except ADS and per ADS data)

	For the three months ended September 30,
	2011	2010	2011
	RMB	RMB	USD
Revenues
Educational programs and services	151,837	120,839	23,806
Franchise fees, study abroad consulting services and sales of books and course materials	9,513	6,916	1,492

Total revenues	161,350	127,755	25,298

Operating costs and expenses
Cost of revenues	(74,523)	(55,815)	(11,685)
Selling and marketing expenses	(38,599)	(25,534)	(6,052)
General and administrative expenses	(16,323)	(9,692)	(2,559)

Total operating costs and expenses	(129,445)	(91,041)	(20,296)

Operating income	31,905	36,714	5,002

Interest income	4,484	2,310	703
Investment income	2,164	—	339
Foreign exchange gain/(loss), net	5,163	(133)	809
Consideration payable fair value change	1,234	(94)	193
Other income/(expense), net	338	360	55

Income before income taxes	45,288	39,157	7,101

Income tax (expense)	(2,251)	(4,884)	(353)

Net income	43,037	34,273	6,748

Accretion of convertible redeemable preferred shares	—	2,478	—
Income allocated to participating preferred shareholder	—	(12,129)	—
Net income attributable to ordinary shareholders	43,037	24,622	6,748
Net income per share:
Basic	0.41	0.49	0.06
Diluted	0.41	0.46	0.06
Weighted average number of shares outstanding:
Basic	103,939,339	49,799,748	103,939,339
Diluted	104,081,572	75,189,748	104,081,572

	For the three months ended September 30,
	2011	2010	2011
	RMB	RMB	USD
Share-based compensation expense included in:
Cost of revenues	119	159	19
Selling and marketing expenses	256	423	40
General and administrative expenses	1,262	860	198

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Reconciliation of Unaudited Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands, except ADS and per ADS data)

	For the three months ended September 30,
	2011	2010	2011
	RMB	RMB	USD
General and administrative expenses	16,323	9,692	2,559
Share-based compensation expense in general and administrative expenses	1,261	860	198

Non-GAAP general and administrative expenses	15,062	8,832	2,361
Total operating costs and expenses	129,445	91,041	20,296
Share-based compensation expenses	1,637	1,442	257

Non-GAAP operating costs and expenses	127,808	89,599	20,039
Operating income	31,905	36,714	5,002
Share-based compensation expenses	1,637	1,442	257

Non-GAAP operating income	33,542	38,156	5,259
Operating margin	19.8%	28.7%	36.4%
Non-GAAP operating margin	20.8%	29.9%	38.3%
Net income	43,037	34,273	6,748
Share-based compensation expenses	1,637	1,442	257
Fair value change in contingent consideration payable	(1,234)	94	(194)

Non-GAAP net income	43,440	35,809	6,811
Net income per ADS attributable to ordinary shareholders - Basic (Note 1)	1.64	1.96	0.26
Net income per ADS attributable to ordinary shareholders - Diluted (Note 1)	1.64	1.84	0.26
Non-GAAP Net income per ADS attributable to ordinary shareholders - Basic (Note 1)	1.68	2.08	0.26
Non-GAAP Net income per ADS attributable to ordinary shareholders - Diluted (Note 1)	1.68	1.92	0.26
Weighted average shares used in calculating basic net income per ADS (Note 1)	103,939,339	49,799,748	103,939,339
Weighted average shares used in calculating diluted net income per ADS (Note 1)	104,081,572	75,189,748	104,081,572

Note 1: Each ADS represents four common shares

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except ADS and per ADS data)

	For the nine months ended September 30,
	2011	2010	2011
	RMB	RMB	USD
Revenues
Educational programs and services	305,607	245,092	47,916
Franchise fees, study abroad consulting services and sales of books and course materials	21,436	15,495	3.361

Total revenues	327,043	260,587	51,277

Operating costs and expenses
Cost of revenues	(156,706)	(115,293)	(24,570)
Selling and marketing expenses	(96,223)	(64,713)	(15,087)
General and administrative expenses	(39,657)	(25,358)	(6,217)

Total operating costs and expenses	(292,586)	(205,364)	(45,874)

Operating income	34,457	55,223	5,403

Interest income	12,553	5,534	1,968
Investment income	2,164	—	339
Foreign exchange gain/(loss), net	8,510	(233)	1,334
Consideration payable fair value change	10,959	(4,009)	1,718
Other income, net	821	106	129

Income before income taxes	69,464	56,621	10,891

Income tax (expense)	(3,535)	(7,369)	(554)

Net income	65,929	49,252	10,337

Accretion of convertible redeemable preferred shares	—	1,539	—
Income allocated to participating preferred shareholder - 6% cumulative annual dividend	—	(932)	—
Income allocated to participating preferred shareholder	—	(16,505)	—
Net income attributable to ordinary shareholders	65,929	33,354	10,337
Net income per share:
Basic	0.64	0.67	0.10
Diluted	0.63	0.66	0.10
Weighted average number of shares outstanding:
Basic	103,738,436	49,572,915	103,738,436
Diluted	104,194,286	74,814,694	104,194,286

	For the nine months ended September 30,
	2011	2010	2011
	RMB	RMB	USD
Share-based compensation expense included in:
Cost of revenues	415	442	65
Selling and marketing expenses	793	1,140	124
General and administrative expenses	4,259	2,048	668

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Reconciliation of Unaudited Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands, except ADS and per ADS data)

	For the nine months ended September 30,
	2011	2010	2011
	RMB	RMB	USD
General and administrative expenses	39,657	25,358	6,218
Share-based compensation expense in general and administrative expenses	4,259	2,048	668

Non-GAAP general and administrative expenses	35,398	23,310	5,550
Total operating costs and expenses	292,586	205,364	45,874
Share-based compensation expenses	5,468	3,630	857

Non-GAAP operating costs and expenses	287,118	201,734	45,017
Operating income	34,457	55,223	5,402
Share-based compensation expenses	5,468	3,630	857

Non-GAAP operating income	39,925	58,853	6,259
Operating margin	10.5%	43.2%	21.1%
Non-GAAP operating margin	12.2%	46.1%	24.4%
Net income	65,929	49,252	10,337
Share-based compensation expenses	5,468	3,630	857
Fair value change in contingent consideration payable	(10,959)	4,009	(1,718)

Non-GAAP net income	60,438	56,891	9,476
Net income per ADS attributable to ordinary shareholders - Basic (Note 1)	2.56	2.68	0.40
Net income per ADS attributable to ordinary shareholders - Diluted (Note 1)	2.52	2.64	0.40
Non-GAAP Net income per ADS attributable to ordinary shareholders - Basic (Note 1)	2.32	3.12	0.36
Non-GAAP Net income per ADS attributable to ordinary shareholders - Diluted (Note 1)	2.32	3.08	0.36
Weighted average shares used in calculating basic net income per ADS (Note 1)	103,738,436	49,572,915	103,738,436
Weighted average shares used in calculating diluted net income per ADS (Note 1)	104,194,286	74,814,694	104,194,286
Note 1: Each ADS represents four common shares